Contact

www.linkedin.com/in/
jacquelinecomer (LinkedIn)

Top Skills

Editing

Writing

Social Media

Jacqueline Comer

Founder & Chief Product Officer at Areto Labs

Auckland, New Zealand

Summary

I'm a lover of words and linguistics, and have spent much of my
career as a journalist, copywriter and creative director, before
pursuing my master's of technological futures and investigating using
natural language processing to surface microaggression in text. That
work, along with successfully launching an Areto Labs Twitter probot
called ParityBOT_NZ, which uses NLP to combat toxicity directed at
women election candidates, convinced me to pivot my career and
focus on using AI for social good.

Experience

Areto Labs
Chief Product Officer & Cofounder
May 2021 - Present (2 years 1 month)
New Zealand

The Warehouse Group
2 years 9 months

Creative Director
July 2019 - May 2021 (1 year 11 months)
Auckland, New Zealand

Associate Creative Director
September 2018 - July 2019 (11 months)
Auckland, New Zealand

Bauer Media Group NZ
Strategist
February 2018 - May 2021 (3 years 4 months)
Auckland, New Zealand

Self-Employed
Freelance Creative
May 2017 - February 2018 (10 months)

27 countries, 1 laptop

Full-time career break to travel the world with my family

ATB Financial
5 years 11 months

Associate Creative Director
January 2015 - May 2017 (2 years 5 months)

Senior Creative Manager/Writer
September 2013 - January 2015 (1 year 5 months)

Senior Creative Writer
July 2011 - September 2013 (2 years 3 months)

The University of Auckland
Marketing Communications Editor - Postgraduate
March 2010 - July 2011 (1 year 5 months)
Auckland, NZ

Freelance Writing and Editing
Freelance Journalist, Copywriter & Editor
September 2002 - March 2010 (7 years 7 months)
Alberta, Canada

From an ice hockey newspaper column to online dating exposes to content about plastic surgery and tech school program guides, my freelance years had challenged my breadth of writing skills and depth on knowledge on a seemingly random array of subjects.

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Education

Tech Futures Lab
Masters of Technological Futures, Natural language processing · (2019 - 2021)

University of Alberta
Bachelor of Arts (BA), English · (1995 - 2000)